Popular Securities LLC

(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2018



pwc

<center>Report of Independent Registered Public Accounting Firm</center>

To the Board of Directors and Member of Popular Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Popular Securities LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 1, 2019

We have served as the Company's auditor since 1995.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E356161 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

PricewaterhouseCoopers LLP, 304 Ponce de Leon, Suite 800, San Juan, PR 00918
T: (787) 754 9090, F: (787) 766 1094, www.pwc.com/us

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Assets

Cash	$	2,066
Financial instruments owned, at fair value		25,493
Receivables from broker-dealers		845
Accrued interest receivable		80
Receivables from affiliates		221
Fixed assets, net of accumulated depreciation of $3,467		562
Other intangible assets		190
Other assets		646
Total assets	$	30,103

Liabilities and Member's Equity

Securities sold, not yet purchased		41
Payables to broker-dealers		64
Accounts payable to affiliates		493
Accrued employee compensation and benefits		2,690
Deferred compensation		587
Reserve for legal contingencies		12,414
Other liabilities		1,682
Total liabilities		17,971

Commitments and contingencies (Notes 10 and 11)

Member's equity		12,132
Total liabilities and member's equity	$	30,103

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1.   **Nature of Business and Summary of Significant Accounting Policies**

Popular Securities LLC (the "Company") is engaged in financial advisory services, brokerage, and investment banking, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), its clearing broker, and the Company promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates. Estimates are used for, but not limited to, loss contingencies and financial instruments owned at fair value.

Income Recognition

Commissions

Commissions and related expenses are recorded on trade-date as securities transactions occur.

Investment Banking

Investment banking revenues arise from offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing corporate finance advisory services. Investment banking revenue is recorded as follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts.

(dollars in thousands)

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.

Interest and Dividend Income and Interest Expense

Interest income is earned by the Company on its trading portfolio. Interest expense arises from interest on cash borrowings to finance payment for securities purchased, and interest to subordinated lenders. Dividend income is derived from the investment in investment companies, and is recorded at ex-dividend date.

Investment Advisory Fees

Investment advisory fees are based on the net assets of the client accounts. These revenues are received quarterly but are recognized as earned on a pro rata basis over the quarter.

Other Revenues

Other revenues include fees charged on debit balances in customer margin accounts carried by NFS, and fees earned on distribution of registered investment companies stock.

Receivables from and Payables to Broker-Dealers
At December 31, 2018, receivables and payables to broker dealers consist of the following:

Receivables		
Net unsettled transactions	$	64
Clearing broker		660
Other		121
	$	845
Payables		
Net unsettled transactions	$	64
	$	64

The Company entered into an agreement with NFS providing for margin borrowing with no predetermined limit or maturity date. The interest rate on this borrowing is the prevailing Brokers Call rate less 55 basis points. At December 31, 2018, the interest rate was 3.70%. There were no borrowings during the year, and there was no outstanding balance under this agreement as of December 31, 2018.

Cash
Cash includes cash on hand and in banks.

(dollars in thousands)

Fixed Assets

Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2018, fixed assets, net consist of the following:

	Useful life in years	Cost
Leasehold improvements	10	$ 2,024
Furniture and fixtures	5	1,644
Electronic equipment	3	304
Vehicles	5	57
		$ 4,029
Less - accumulated depreciation and amortization		(3,467)
		$ 562

Other Assets

Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total forgivable loans as of December 31, 2018 amounted to approximately $262. Also included in Other Assets are $274 in Prepaid expenses.

Allowance for Doubtful accounts

The Company provides an allowance for doubtful accounts based on the estimated uncollectible amounts on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. There was no allowance for doubtful accounts as of December 31, 2018.

Income Taxes

Effective January 1, 2014 the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC). Upon this change, the Company made an election under the Puerto Rico Tax Code to be treated as a partnership. As a result of this election, the Company's tax attributes flow through to its Parent Company. Therefore, no current or deferred taxes are reported in the Company's financial statements.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election.

The Company has no open uncertain tax positions as of December 31, 2018.

(dollars in thousands)

Other Intangibles

Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life. See Note 5.

2.   New Accounting Pronouncements

FASB Accounting Standards Updates ("ASUs"), Revenue from Contracts with Customers (Topic 606)

The FASB has issued a series of ASUs which, among other things, clarify the principles for recognizing revenue and develop a common revenue standard. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services, that is, the satisfaction of performance obligations, to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. A five-step process is defined to achieve this core principle. The new guidance also requires disclosures to enable users of financial statements to understand the nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted this accounting pronouncement on January 1, 2018 using the modified retrospective approach.

FASB Accounting Standards Updates ("ASUs"), Leases (Topic 842)

The FASB has issued a series of ASUs which, among other things, supersede ASC Topic 840 and set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessors and lessees. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset ("ROU") and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases.

In addition, the new leases standard requires lessors, among other things, to present lessor costs paid by the lessee to the lessor on a gross basis.

Upon adoption of this accounting pronouncement on January 1, 2019, the Company will elect the practical expedients to not reassess at the date of adoption whether any existing contracts were or contained leases, their lease classification, and initial direct costs. The Company will also elect the optional transition method that allows application of the transition provisions of the new leases standard at the adoption date.

As of January 1, 2019, the Corporation will recognize ROU assets of $1,799, net of deferred rent liability of $56, and lease liabilities of $1,855 on its operating leases.

(dollars in thousands)

3.   **Financial Instruments Owned and Fair Value Measurements**

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.
- *Level 2-* Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.
- *Level 3-* Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value, by asset type:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are classified and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, London Interbank Offered Rate ("LIBOR") and swap curves, market data feeds such as Municipal Securities Rulemaking Board ("MSRB"), discount and capital

(dollars in thousands)

rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. Private label CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Corporate debt securities and investment companies:** Quoted prices for these security types are obtained from unrelated broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, the corporate securities and mutual funds are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Open-ended funds are considered to be liquid, as investors can sell their shares continually to the fund and are priced at NAV. Closed-end funds are traded on the secondary market at the shares' market value. Corporate debt securities that trade less frequently are classified as Level 3.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

ASSETS	Fair value measurements on a recurring basis as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Collateralized mortgage obligations	$ -	$ 48	$ 611	$ 659
US Government obligations	6,278	-	-	6,278
Puerto Rico, States and political subdivisions	-	134	-	134
Mortgage and other asset-backed securities	-	12,425	43	12,468
Corporate debt securities	-	2,975	-	2,975
Residual interest certificate	-	-	485	485
Equity securities	-	2,494	-	2,494
Financial instruments owned, at fair value	$ 6,278	$ 18,076	$ 1,139	$ 25,493

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to Financial Statements
December 31, 2018

(dollars in thousands)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2018:

	For the year ended December 31, 2018				
	Mortgage and other asset-backed securities	Corporate debt securities	Residual interest certificate	Collateralized mortgage obligations	Total
Balance at December 31, 2017	$ 43	$ -	$ 529	$ 529	$ 1,101
Realized and Unrealized Gains (losses) included in earnings (1)	-	-	(44)	2	(42)
Purchases	-	-	-	260	260
Sales	-	-	-	-	-
Paydowns and maturities	-	-	-	(180)	(180)
Transfers out of Level 3	-	-	-	-	-
Balance at December 31, 2018	$ 43	$ -	$ 485	$ 611	$ 1,139

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

	Fair Value at December 31, 2018	Valuation Technique	Siginificant Unobservable Inputs	Weighted Average
Collateralized mortgage obligations	$ 611	Discounted cash flow model	Weighted average life	1.9 years (1.3- 2.1 years)
			Yield	4.1% (3.9% - 4.4%)
			Constant prepayment rate	18.9% (16.3% - 20.7%)
Residual interest certificate	$ 485	Discounted cash flow model	Weighted average life	5.2 years
			Yield	12%
			Prepayment speed assumption	180
Mortgage and other asset backed securities	$ 43	Broker quotes	Evaluated quotes	N/A

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations and residual interest certificate are yield, constant prepayment rate or prepayment speed, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2018, Level 3 securities

(dollars in thousands)

were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude certain financial instruments and all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

| | At December 31, 2018 | | | | |
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 2,066	$ 2,066	$ 2,066	$ -	$ -

4. Securitization Residual Interest

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained a residual interest certificate (interest only). The residual interest is accounted for at fair value and included in the "Residual Interest Certificate" caption in the tables above.

5. Other Intangible Assets

At December 31, 2018, other intangible assets consist of the following:

	Useful Life (years)	
Customer lists	10	$ 1,500
Covenant not to compete	3	71
		1,571
Less - Accumulated amortization		(1,381)
Other intangibles		190

(dollars in thousands)

6. **Subordinated Borrowings**

The Company has a revolving subordinated loan agreement with Popular, Inc. with the credit period ending on November 15, 2022 and maturing on November 15, 2023. Under the agreement, the Company may borrow up to $50,000, with an interest rate negotiated at the time of each advance. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule, as approved by FINRA. There were no borrowings during the year. The Company had no borrowings outstanding as of December 31, 2018.

7. **Deferred Compensation**

The Company maintains a Deferred Compensation Plan (the "Plan") for financial consultants.

Under the Plan, the principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for employees as of December 31, 2018 amounted to $587 included as deferred compensation in the Statement of Financial Condition.

8. **Employee Benefit Plan**

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

9. **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2018, the Company had $134 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

(dollars in thousands)

10. Commitments

At December 31, 2018, the Company has obligations under a number of noncancelable leases with affiliates, for office space which require rental payments as follows:

Year	Minimum Payments
2019	881
2020	761
2021	81
2022	58
Thereafter	35
	$ 1,816

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2018 amounted to $57.

11. Contingent Liabilities

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent (among other broker-dealers) in 169 arbitration proceedings with aggregate claimed amounts of approximately $201,000, including one arbitration with claimed damages of approximately $30,000. While the Company believes it has meritorious defenses to the claims asserted in these proceedings, it has often determined that it is in its best interest to settle certain claims rather than expend the money and resources required to see such cases to completion .

The Puerto Rico Government's defaults and non-payment of its various debt obligations, as well as the Commonwealth's and the Financial Oversight Management Board's (the "Oversight Board") decision to pursue restructurings under Title III and Title VI of PROMESA, have increased and may continue to increase the number of customer complaints (and claimed damages) filed against Popular Securities concerning Puerto Rico bonds and closed-end investment companies that invest primarily in Puerto Rico bonds. An adverse result in the arbitration proceedings described above, or a significant increase in customer complaints, could have a material adverse effect on the Company.

(dollars in thousands)

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

In certain cases, exposure to loss exists in excess of the accrual to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the aggregate range of reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts accrued), for current legal proceedings ranges from $0 to approximately $15,000 as of December 31, 2018. For certain other cases and unasserted claims, management cannot reasonably estimate the possible loss at this time. Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants in several of the current proceedings whose share of the liability has not been determined, the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

12. Clearance Agreements

The Company has a clearing and custody agreements with NFS, whereby NFS will execute, clear and custody securities on behalf of the Company and its clients. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

13. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2018, the Company did not pay any amounts related to this guaranty.

(dollars in thousands)

14. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies.

At December 31, 2018, the Company owned securities issued by affiliates and affiliated funds (Popular funds and Puerto Rico Investors Tax Free funds) with a fair value of approximately $2,114.

During 2018, the Company maintained a networking agreement with Popular Risk Services to facilitate the sale of insurance products.

During 2018, the Company maintained a services agreement with Banco Popular de Puerto Rico to provide various administrative and financial services. The agreement is renewed on an annual basis.

During 2018, the Company maintained a services agreement with its Parent Company to provide various administrative and managerial services. The agreement is renewed on an annual basis.

15. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the granting of incentive awards in the form of Annual Incentive Awards, Long-term Performance Unit Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units or Performance Shares. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). The Company is allocated stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular, Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

16. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to $250 in accordance with the Rule. At December 31, 2018, the Company's net capital of $7,786 was $7,536 in excess of required net capital of $250. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

(dollars in thousands)

17.   **Subsequent Events**

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2018 up to March 1, 2019, the date the financial statements were available to be issued.